Exhibit 99.1

Brookfield Renewable Energy Partners L.P.	Brookfield

News Release

All amounts in Canadian dollars.

BROOKFIELD RENEWABLE ANNOUNCES RESET DIVIDEND RATE
ON ITS SERIES 1 PREFERENCE SHARES

HAMILTON, Bermuda, April 1, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that it has determined the fixed dividend rate on Brookfield Renewable Power Preferred Equity Inc.’s Class A Preference Shares, Series 1 (“Series 1 Shares”) (TSX: BRF.PR.A) for the five years commencing May 1, 2015 and ending April 30, 2020. If declared, the fixed quarterly dividends on the Series 1 Shares during that period will be paid at an annual rate of 3.355% ($0.2096875 per share per quarter).

Holders of Series 1 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on April 15, 2015, to convert all or part of their Series 1 Shares, on a one-for-one basis, into Class A Preference Shares, Series 2 (the “Series 2 Shares”), effective April 30, 2015.

The quarterly floating rate dividends on the Series 2 Shares will be paid at an annual rate, calculated for each quarter, of 2.62% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the May 1, 2015 to July 31, 2015 dividend period for the Series 2 Shares will be 0.793468% (3.148% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.198367 per share, payable on July 31, 2015.

Holders of Series 1 Shares are not required to elect to convert all or any part of their Series 1 Shares into Series 2 Shares.

As provided in the share conditions of the Series 1 Shares, (i) if Brookfield Renewable determines that there would be fewer than 1,000,000 Series 1 Shares outstanding after April 30, 2015, all remaining Series 1 Shares will be automatically converted into Series 2 Shares on a one-for-one basis effective April 30, 2015; and (ii) if Brookfield Renewable determines that there would be fewer than 1,000,000 Series 2 Shares outstanding after April 30, 2015, no Series 1 Shares will be permitted to be converted into Series 2 Shares. There are currently 10,000,000 Series 1 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 2 Shares effective upon conversion.  Listing of the Series 2 Shares is subject to Brookfield Renewable fulfilling all the listing requirements of the TSX and, upon approval, the Series 2 Shares will be listed on the TSX under the trading symbol “BRF.PR.B”.

* * * * *

Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals more than 7,000 megawatts of installed capacity. Diversified across 72 river systems and 13 power markets in the United States, Canada, Brazil, the Republic of Ireland and Northern Ireland, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:
Zev Korman
Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com